ENTERRA ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF
RMAC EXCHANGEABLE SHARES OF ENTERRA ENERGY TRUST

The undersigned holder (the “Holder”) of exchangeable shares (“RMAC Exchangeable Shares”) of Rocky Mountain Acquisition Corp. has the right to instruct Olympia Trust Company (the “Trustee”) in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of Enterra Energy Trust (the “Trust”) to be held on June 7, 2005 (the “Meeting”), as follows:

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To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

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To instruct the Trustee to appoint a representative of the Trust’s management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

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To instruct the Trustee to appoint the Holder, or the Holder’s designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their RMAC Exchangeable Shares be voted as follows:

FOR  or WITHHOLD FROM VOTING FOR  the election of directors of Enterra Energy Corp., the administrator of the Trust, for the ensuing year or until their successors are duly elected or appointed as discussed in the Information Circular – Proxy Statement of the Trust dated April 29, 2005 accompanying this Instrument of Proxy (the “Information Circular”);

FOR or WITHHOLD FROM VOTING FOR the appointment of the auditors for the Trust for the ensuing year and to authorize the directors of Enterra Energy Corp. to fix their remuneration as such;
FOR or AGAINST or WITHHOLD FROM VOTING FOR the resolution to approve and ratify the Annual Bonus Plan and the payment of bonuses for 2004 pursuant thereto;

FOR  or AGAINST  or WITHHOLD FROM VOTING FOR  the resolution to approve the concept of the employees and consultants of JED Oil Inc. being eligible to participate in the compensation plans of the Trust and to give the directors of Enterra Energy Corp. the discretion to amend the Trust’s Stock Option Plan, Stock Savings Plan and Annual Bonus Plan to give effect to such concept.

IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER’S RMAC EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:
Direct the Trustee to Vote RMAC Exchangeable Shares The holder hereby directs the Trustee to vote as indicated.

Appointment of Trust Management as Proxy
The Holder hereby appoints Reg J. Greenslade, President and Chief Executive Officer or, failing him, H.S. (Scobey) Hartley, Director, of Enterra Energy Corp., as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the RMAC Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

Appointment of the Holder, or the Holder’s Designee as Proxy
The Holder hereby appoints _________________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the RMAC Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR RMAC EXCHANGEABLE SHARES AS INDICATED.

DATED:  ________________, 2005.

Signature of Holder

Name of Holder

Number of RMAC Exchangeable Shares Held

NOTES:

1.

This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Olympia Trust Company, 2300, 125 – 9th Avenue S.E.., Calgary, Alberta T2G 0P6, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.

If this voting direction is not signed by the Holder of RMAC Exchangeable Shares, the votes to which the Holder of the RMAC Exchangeable Shares is entitled will not be exercised.

3.

If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.

This voting direction must be dated and the signature hereon should be exactly the same as the name in which the RMAC Exchangeable Shares are registered.

5.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.

A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.